Exhibit 99.1

SOS Limited

Interim Condensed Consolidated Balance Sheets

(US$ thousands, except share data and per share data, or otherwise noted)

	Twelve months as of	Six months as of
	31-Dec-23	30-Jun-24
	Audited	Unaudited
	US$	US$
Current assets:
Cash and cash equivalents	279,177	246,727
Investment securities	307	200
Accounts receivable – net	809	512
Inventories	32,875	30,437
Other receivables – net	79,970	195,536
Amount due from related parties	39,582	9,843
Tax recoverable	1,279	884
Intangible assets	21,396	21,396
Total current assets	455,395	505,535
Non-current assets:
Property equipment and software-net	28,048	19,283
Goodwill	72	72
Operating lease, right of use assets-net	377	95
Total non-current assets	28,497	19,450
Total assets	483,892	524,985

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued liabilities	15,192	40,834
Accounts payable	36,740	12,724
Amount due to related parties	1,641	642
Operating lease liabilities	377	95
Tax payable	77	82
Other payables	7,492	40,080
Total current liabilities	61,519	94,457

Total liabilities	61,519	94,457
Shareholders’ equity
Paid up capital	665	24,458
Additional paid-in capital	730,345	732,195
Statutory reserve	161	161
Accumulated deficit	(276,672)	(287,561)
Other comprehensive loss	(28,512)	(33,263)
Non-controlling interest	(3,614)	(5,462)
Total Shareholders’ equity	422,373	430,528
Total liabilities and shareholders’ equity	483,892	524,985

SOS Limited

Interim Condensed Consolidated Statements of Comprehensive Loss

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	30-Jun-23	30-Jun-24
	Unaudited	Unaudited
	US$	US$
Revenue	41,835	60,531
Business taxes and surcharges	(29)	(17)
Net revenue	41,806	60,514
Operating costs	(41,716)	(58,083)
Gross profit	90	2,431
Gross profit ratio	0.2%	4.0%
Operating expenses
Selling expense	(1,142)	(2,199)
General and administrative expense	(9,354)	(14,513)
Impairment	(81)	-
Share-based compensation	(2,053)	(807)
Total operating expenses	(12,630)	(17,519)
Loss from operations	(12,540)	(15,088)
Other income (expenses):
Other income, net	988	2,333
Total other income, net	988	2,333

Loss before income taxes	(11,552)	(12,755)
Income tax expense	(642)	4
Net loss	(12,194)	(12,751)

Discontinued operations
Gain on disposal of discontinued operations	-	1

Net loss	(12,194)	(12,750)
Non-controlling interest	1,497	1,848
Net loss attributable to SOS Ltd	(10,697)	(10,902)

Other comprehensive loss:
Foreign currency translation adjustment-net of tax	8,706	4,738
Total comprehensive loss	(1,991)	(6,164)

Weighted average number of ordinary shares

Basic	3,440,476,475	364,210,299
Diluted*	3,440,476,475	364,210,299
LOSS PER SHARE
Basic	(0.0031)	(0.0299)
Diluted*	(0.0031)	(0.0299)

Note 1: *N/A Anti-diluted shares not considered

	Six months ended
	30-Jun-23	30-Jun-24
	US$	US$
None-GAAP adjusted net loss	(8,644)	(807)

Note 2: The add-back adjustment was mainly associated with share-based compensation expenses of $2.1 million for the six months ended June 30, 2023, and $0.8 million for the six months ended June 30, 2024, respectively. The impact of these adjustments is considered immaterial to the overall financial statements.

SOS Limited

Interim Condensed Consolidated Statements of Equity

(US$ thousands, except share data and per share data, or otherwise noted)

	Ordinary shares				Additional				Accumulated other	Non-	Total
	Class A shares	Class B shares	Treasury stock	Total shares	Par value	Paid-in capital	Accumulated deficits	Statutory Reserve	comprehensive income	controlling interests	shareholders’ equity
Balance, December 31, 2023	121,992,169	13,971,251	(134,636,546)	1,326,874	665	730,345	(276,672)	161	(28,512)	(3,614)	422,373
Share-based compensation	122,880	5,004,000	-	5,126,880	26	781	-	-	-	-	807
Issuance of Class A Ordinary Shares and warrant	242,095,250	-	-	242,095,250	23,767	1,069	-	-	-	-	24,836
Net loss	-	-	-	-	-	-	(10,902)	-	-	(1,848)	(12,750)
Disposition of continued operation	-	-	-	-	-	-	13	-	(13)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(4,738)	-	(4,738)
Balance, June 30, 2024	364,210,299	18,975,251	(134,636,546)	248,549,004	24,458	732,195	(287,561)	161	(33,263)	(5,462)	430,528

SOS Limited

Interim Condensed Consolidated Statement of Cash Flow

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended	Six months ended
	30-Jun-23	30-Jun-24
	Unaudited	Unaudited
	US$	US$
Cash flows from operating activities:
Net loss	(10,697)	(10,902)
Less: Net income from discontinued operation	-	1
Net loss from continuing operation	(10,697)	(10,903)
Adjustments:
Depreciation and amortization	106	8,765
Share-based compensation	2,053	807
Amortisation of right of use assets	268	281
Accretion of finance leases	19	6
Impairment of cryptocurrencies	81	-
Operating cash flows before movements in working capital	(8,170)	(1,044)
Changes in working capital:
Inventory	1,224	(155)
Accounts receivable	56	297
Other receivables	(12,320)	(115,566)
Amount due from related parties	23,916	29,739
Intangible assets	(350)	-
Accrued liabilities	(3,510)	25,642
Accounts payable	1,089	(24,016)
Tax payable	211	400
Other payables	(3,857)	32,588
Amount due to related parties	(1)	(999)
Lease liabilities	(269)	(282)
Net cash used in operating activities from continuing operations	(1,981)	(53,396)
Net cash used in in generating from discontinued operating activities	-	1
Net cash used in operating activities	(1,981)	(53,395)
Cash flows from financing activities:
Repayment of principle portion of lease liabilities	(288)	(288)
Proceeds from share issuance, net of issuance costs	-	24,836
Net cash generated from/(used in) financing activities	(288)	24,548
Net decrease on cash and cash equivalents	(2,269)	(28,847)
Cash and cash equivalents at beginning of the period	259,492	279,177
Effect of exchange rates on cash and cash equivalents	(7,339)	(3,603)
Cash and cash equivalents at end of the period	249,884	246,727
Supplemental cash flow information
Cash paid for income tax	646	-

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